Notice and Access Notice to Shareholders

Annual General Meeting of Shareholders to be held on May 30, 2018

You are receiving this notice because Western Copper and Gold Corp. (the “Company”) is using notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders in respect of its annual general meeting to be held on May 30, 2018 (the “Meeting”).

Under Notice and Access, instead of receiving paper copies of the Company’s management information circular (the “Circular”) and other meeting materials (together, the “Meeting Materials”), shareholders are receiving this notice containing information on how to access the Meeting Materials electronically. Along with this notice, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.

The use of this alternative means of delivering meeting materials is more environmentally friendly and reduces the Company’s printing and mailing costs. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

MEETING DATE AND LOCATION

WHEN	Wednesday, May 30, 2018	WHERE	DuMoulin Black, LLP
	11:00 am (Pacific Time)		10th Floor, 595 Howe Street
Vancouver, British Columbia
Room: Gold Room

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

1.	Number of Directors: To set the number of directors at five (5). See the section entitled “Election of Directors” in the Circular.

2.	Election of Directors: To elect the directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Circular.

3.

Appointment of Auditor: To appoint PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment of Auditor” in the Circular.

4.	Stock Option Plan: To approve and ratify the Company’s stock option plan. See the section entitled “Securities Authorized for Issuance Under Stock Option Plan” in the Circular.

5.	Other Business: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “Other Matters” in the Circular.

TSX: WRN | NYSE AMERICAN: WRN

WE REMIND SHAREHOLDERS TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE THE MEETING MATERIALS ARE POSTED

You may view the Meeting Materials on the Company’s website:

www.westerncopperandgold.com/events/agm-2018

You can also access the Meeting Materials online under the Company’s profile:

www.sedar.com (Canada)

www.sec.gov/edgar.shtml (United States)

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

You may request a paper copy of the Meeting Materials, including the Company’s audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2017 by mail. There is no charge to you for requesting a copy.

To ensure you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received no later than May 15, 2018. If you request the current Meeting Materials, please note that another proxy or voting instruction form, as applicable, will not be sent to you. Please retain your current one for voting purposes.

To request any or all of the Meeting Materials or to make any other enquiry, please contact the Company:

Email:	info@westerncopperandgold.com

Within North America:	1-888-966-9995 (toll-free)

Outside North America:	+1-604-684-9497

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the methods indicated on your enclosed proxy or voting instruction form.

2	TSX: WRN | NYSE AMERICAN: WRN